EXHIBIT 16.1

December 19, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
Dear Sirs/Madams:
We have read Item 4.01 of DowDuPont Inc. Form 8-K filed December 19, 2018, and have the following comments:

1.	We have no basis on which to agree or disagree with the statements made in the first paragraph.

2.	We agree with the statements made in the second, third, fourth, and fifth paragraphs.

3.
We have no basis on which to agree or disagree with the statements made in the sixth paragraph, except we agree with the statement "PricewaterhouseCoopers LLP participated in a portion of the audit of the Company's consolidated financial statements for the fiscal year ended December 31, 2017 as registered public accounting firm for the audit of Historical DuPont."

 Yours truly,

/s/ DELOITTE & TOUCHE LLP